UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

CONVEY HEALTH SOLUTIONS HOLDINGS, INC.

(Name of the Issuer)

Convey Health Solutions Holdings, Inc.

TPG Cannes Aggregation, L.P.

Commodore Parent 2022, LLC

Commodore Merger Sub 2022, Inc.

Stephen C. Farrell

Timothy Fairbanks

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

21258C108

(CUSIP Number of Class of Securities)

Stephen C. Farrell Timothy Fairbanks c/o Convey Health Solutions Holdings, Inc. 100 SE 3rd Avenue, 26th Floor Fort Lauderdale, FL 33394 (800) 559-9358	Convey Health Solutions Holdings, Inc. 100 SE 3rd Avenue, 26th Floor Fort Lauderdale, FL 33394 (800) 559-9358	Deirdre Harding TPG Cannes Aggregation, L.P. Commodore Parent 2022, LLC Commodore Merger Sub 2022, Inc. c/o TPG Global, LLC 301 Commerce St., Suite 3300 Fort Worth, Texas 76102 (817)-871-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Aaron Gruber Andrew Wark Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019	H. Oliver Smith Darren Schweiger Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Marni Lerner Sebastian Tiller Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Convey Health Solutions Holdings, Inc., a Delaware corporation (“Convey”), the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”), of Convey that are the subject of the Rule 13e-3 transaction; (b) TPG Cannes Aggregation, L.P., a Delaware limited partnership (the “Majority Stockholder”); (c) Commodore Parent 2022, LLC, a Delaware limited liability company and wholly owned direct subsidiary of the Majority Stockholder (“Parent”); and (d) Commodore Merger Sub 2022, Inc., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated June 20, 2022 (the “Merger Agreement”), by and among Convey, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Convey, with Convey continuing as the surviving corporation (the “Surviving Corporation”) and becoming a subsidiary of Parent (the “Merger”). In connection with the Merger Agreement, TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. have entered into a limited guarantee (the “Limited Guarantee”) with Convey with respect to the payment of a termination fee that may be payable by Parent to Convey under the Merger Agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case, subject to the terms of the Merger Agreement and the Limited Guarantee.

Concurrently with the execution of the Merger Agreement on June 20, 2022, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, each of the following directors and/or officers of Convey – Stephen Farrell, John Steele, Kyle Stern, Timothy Fairbanks, Sharad Mansukani, Stephanie Jones, Jonathan Starr, Giray Akar, Thomas Pelegrin, Jason Montrie, Scott Tracey and Michele Henderson (each, a “Rollover Stockholder”), who collectively own approximately 4.0% of the issued and outstanding shares of Common Stock, entered into a rollover and support agreement (each, a “Rollover and Support Agreement”) with Parent. Pursuant to the Rollover and Support Agreements, each Rollover Stockholder, other than Sharad Mansukani, agreed to designate (A) 80% of such Rollover Stockholder’s shares of Common Stock held as of the date of the Merger Agreement or, in the case of Sharad Mansukani, 100% of the shares of Common Stock held as of the date of the Merger Agreement, and (B) all shares of Company Common Stock acquired by such Rollover Stockholder following the date of the Merger Agreement and prior to the Effective Time as “Rollover Shares” (the “Rollover Shares”). Rollover Shares that are issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will automatically be converted into 0.01 shares of common stock of the Surviving Corporation.

In addition, pursuant to the Rollover and Support Agreements, each Rollover Stockholder agreed, among other things, not to: (i) offer to sell, sell, assign, transfer (including by operation of law), subject to a lien or otherwise dispose of any of the Rollover Shares or any other equity interest in Convey, (ii) deposit any of the Rollover Shares or any other equity interest in Convey into a voting trust or enter into a voting agreement or arrangement with respect to any Rollover Share or other equity interest in Convey or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in or the voting of any of the Rollover Shares or any other equity interest in Convey.

If the Merger is completed, subject to the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $10.50 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). However, the Merger Consideration will not be paid in respect of (a) any shares that are owned by Convey and not held on behalf of third parties and any shares that are owned by the stockholders of Convey who did not vote in favor of the Merger Agreement or the Merger (or consent thereto in writing) and who have demanded and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”), in each case, that are issued and outstanding immediately prior to the Effective Time and (b) the Rollover Shares and each share issued and outstanding immediately prior to the Effective Time that is owned by the Majority Stockholder, Parent or Merger Sub, (collectively, the “TPG Parties”), which, in the case of the shares described in clause (b), shall be converted into 0.01 shares of common stock of the Surviving Corporation. Treatment of outstanding equity plan awards under Convey’s equity incentive plans and award agreements is described in greater detail in the Information Statement (defined below) under “The Merger Agreement—Consideration to be Received in the Merger.” Further, following completion of the Merger, the shares of Common Stock will cease to be listed on the New York Stock Exchange and registration of the Common Stock under the Exchange Act will be terminated.

The board of directors of Convey (acting on the recommendation of a special committee, comprised solely of independent directors (the “Special Committee”)) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Convey and its stockholders other than the TPG Parties or any of their respective affiliates or the Rollover Stockholders, declared the Merger Agreement and the transactions contemplated thereby advisable, adopted and approved the Merger Agreement and approved the execution and delivery by Convey of the Merger Agreement, the performance by Convey of its covenants and agreements contained therein and the consummation of the Merger and other transactions contemplated thereby and resolved to recommend that stockholders of Convey vote to adopt and approve the Merger Agreement in accordance with the DGCL.

Concurrently with the filing of this Transaction Statement, Convey is filing a notice of written consent and appraisal rights and information statement (the “Information Statement”) under Section 14(c) of the Exchange Act. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. The adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby required the affirmative vote or written consent of the holders of Common Stock representing a majority of the aggregate voting power of the outstanding shares of Common Stock entitled to vote thereupon pursuant to Section 228 and Section 251 of the DGCL. On June 21, 2022, the Majority Stockholder, which on such date beneficially owned more than a majority of the issued and outstanding shares of Common Stock and more than a majority of voting power of capital stock of the Company, delivered a written consent approving and adopting in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

(e) Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Merger Agreement”

“Directors, Executive Officers and Controlling Persons of the Company”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

“Annex B: Opinion of Centerview Partners LLC”

“Annex D: Form of Rollover and Support Agreement”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Rollover and Support Agreements”

“Annex D: Form of Rollover and Support Agreement”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary – Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger Agreement – Appraisal Shares”

“Appraisal Rights”

“Annex C: Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Appraisal Rights”

“The Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent”

“The Rollover and Support Agreements”

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

“Annex A: Agreement and Plan of Merger”

“Annex D: Form of Rollover and Support Agreement”

Debt Commitment Letter, dated June 20, 2022, by and among Ares Capital Management LLC and PSP Investments Credit USA LLC, attached hereto as Exhibit (b)(1).

Amended and Restated Debt Commitment Letter, dated July 12, 2022, by and among Ares Capital Management LLC, PSP Investments Credit USA LLC and New Mountain Finance Advisers BDC, L.L.C., attached hereto as Exhibit (b)(2).

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Delisting and Deregistration of Company Common Stock”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent”

“The Merger Agreement – Financing Covenant; Company Cooperation”

“The Rollover and Support Agreements”

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

“Annex A: Agreement and Plan of Merger”

“Annex D: Form of Rollover and Support Agreement”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock; Plans for the Company”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(c)(1)–(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock; Plans for the Company”

“The Special Factors – Fees and Expenses”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

The Special Factors – Position of the Company on the Fairness of the Merger”

The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger
“The Special Factors – Alternatives to the Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Company Common Stock; Plans for the Company”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Appraisal Shares”

“The Merger Agreement – Certificate of Incorporation; Bylaws”

“The Merger Agreement – Continuing Employee Matters”

“The Merger Agreement – Indemnification and Insurance”

“The Rollover and Support Agreements”

“Appraisal Rights”

“Annex A: Agreement and Plan of Merger”

“Annex C: Section 262 of the Delaware General Corporation Law”

“Annex D: Form of Rollover and Support Agreement”

Debt Commitment Letter, dated June 20, 2022, by and among Ares Capital Management LLC and PSP Investments Credit USA LLC, attached hereto as Exhibit (b)(1).

Amended and Restated Debt Commitment Letter, dated July 12, 2022, by and among Ares Capital Management LLC, PSP Investments Credit USA LLC and New Mountain Finance Advisers BDC, L.L.C., attached hereto as Exhibit (b)(2).

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the Merger”
“The Special Factors – Purposes and Reasons of the TPG Parties in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Centerview Partners LLC”

The confidential discussion materials prepared by Centerview Partners LLC and provided to the Special Committee, dated May 13, 2022, May 31, 2022, June 3, 2022, June 7, 2022 and June 20, 2022, are attached hereto as Exhibits (c)(2) through and including (c)(6), and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Merger Agreement – Written Consent”

(d) Unaffiliated Representative.  Not applicable.

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Merger Agreement – No Solicitation; Superior Proposal and Change of Recommendation”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“Annex B: Opinion of Centerview Partners LLC”

The confidential discussion materials prepared by Centerview Partners LLC and provided to the Special Committee, dated May 13, 2022, May 31, 2022, June 3, 2022, June 7, 2022 and June 20, 2022, are attached hereto as Exhibits (c)(2) through and including (c)(6), and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Convey during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Convey at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Financing Covenant; Company Cooperation”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the TPG Parties and the Top Management Rollover Stockholders in Connection with the Merger”

“The Merger Agreement – Financing Covenant; Company Cooperation”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Rollover and Support Agreements”

“Market Information, Dividends and Certain Transactions in the Shares of Company Common Stock”

“Annex A: Agreement and Plan of Merger”

“Annex C: Form of Rollover and Support Agreement”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in Convey’s Annual Report on Form 10-K for the year ended December 31, 2021 and the unaudited balance sheets, comparative year-to-date statements of comprehensive income and related earnings per share data and statements of cash flows set forth in Convey’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 are incorporated by reference herein. The information is set forth in the Information Statement under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)*	Preliminary Information Statement of Convey Health Solutions Holdings, Inc.

(b)(1)*	Debt Commitment Letter, dated June 20, 2022, by and among Ares Capital Management LLC and PSP Investments Credit USA LLC

(b)(2)*	Amended and Restated Debt Commitment Letter, dated July 12, 2022, by and among Ares Capital Management LLC, PSP Investments Credit USA LLC and New Mountain Finance Advisers BDC, L.L.C.

(c)(1)*	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Convey Health Solutions Holdings, Inc. dated June 20, 2022

(c)(2)*	Confidential discussion materials prepared by Centerview Partners LLC, dated May 13, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(3)*	Confidential discussion materials prepared by Centerview Partners LLC, dated May 31, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(4)*	Confidential discussion materials prepared by Centerview Partners LLC, dated June 3, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(5)*	Confidential discussion materials prepared by Centerview Partners LLC, dated June 7, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(c)(6)*	Confidential discussion materials prepared by Centerview Partners LLC, dated June 20, 2022, for the Special Committee of Convey Health Solutions Holdings, Inc.’s Board of Directors

(d)(1)*	Agreement and Plan of Merger, dated as of June 20, 2022, by and among Convey Health Solutions Holdings, Inc., Commodore Parent 2022, LLC and Commodore Merger Sub, 2022 Inc.

(d)(2)*	Form of Rollover and Support Agreement

(f)(1)*	Section 262 of the Delaware General Corporation Law

107*	Filing Fee Table.

* To be filed herewith

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 25, 2022

CONVEY HEALTH SOLUTIONS HOLDINGS, INC.

By:	/s/ Timothy Fairbanks
Name: Timothy Fairbanks
Title: Chief Financial Officer and Executive Vice President

COMMODORE PARENT 2022, LLC

By:	/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

COMMODORE MERGER SUB 2022, INC.

By:	/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

TPG CANNES AGGREGATION, L.P. By: TPG GenPar VIII, L.P., its general partner By: TPG GenPar VIII Advisors, LLC, its general partner

/s/ Ken Murphy
Name: Ken Murphy
Title: Chief Operating Officer

STEPHEN C. FARRELL

/s/ Stephen C. Farrell

TIMOTHY FAIRBANKS

/s/ Timothy Fairbanks